EXHIBIT 99.8

ASSET PURCHASE AGREEMENT

AMONG

ULTIMATE ELECTRONICS INC.,

ITS SUBSIDIARIES

AND

ULTIMATE ACQUISITION PARTNERS, L.P.

Dated as of April 20, 2005

TABLE OF CONTENTS

ARTICLE I DEFINITIONS	1
1.1 Certain Definitions	1
1.2 Other Definitional and Interpretive Matters	7
ARTICLE II PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES	8
2.1 Purchased Assets	8
2.2 Excluded Assets	9
2.3 Assumption of Liabilities	10
2.4 Retained Liabilities	10
2.5 Cure Amounts	11
2.6 Further Conveyances and Assumptions	11
2.7 Contract Designation Rights	11
ARTICLE III CONSIDERATION	15
3.1 Consideration	15
3.2 Payment of Purchase Price	15
3.3 Holdback Amount	15
3.4 Inventory Count; Post-Closing Adjustment	15
ARTICLE IV CLOSING AND TERMINATION	16
4.1 Closing Date	16
4.2 Deliveries by Seller	17
4.3 Deliveries by Purchaser	17
4.4 Termination of Agreement	18
4.5 Procedure Upon Termination	18
4.6 Effect of Termination	19
ARTICLE V REPRESENTATIONS AND WARRANTIES OF SELLERS	19
5.1 Organization and Good Standing	19
5.2 Authorization of Agreement	19
5.3 No Conflicts	19
5.4 Consents	20
5.5 Title to Purchased Assets	20
5.6 Real Property	20
5.7 No Implied or Other Representations or Warranties	20
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PURCHASER	20
6.1 Organization and Good Standing	20
6.2 Authorization of Agreement	21
6.3 No Conflicts	21
6.4 Consents	21
6.5 Financial Capability	21
ARTICLE VII COVENANTS	22
7.1 Access to Information	22
7.2 Conduct of the Business Pending the Closing	22
7.3 Consents	22

7.4 Further Assurances	23
7.5 HQ Lease Agreements	23
7.6 Right of First Refusal	23
7.7 Sale Proceeds	24
7.8 Cooperation with Wind-Down and Transition	25
7.9 Gift Cards; Store Credits	25
7.10 Extension	25
7.11 Waiver of Prepayment Penalty Proceeds	26
7.12 Cooperation with Lenders	26
7.13 Books and Records	26
ARTICLE VIII EMPLOYEES AND EMPLOYEE BENEFITS	27
8.1 Transferred Employees	27
8.2 Employee Benefits	28
ARTICLE IX CONDITIONS TO CLOSING	28
9.1 Conditions Precedent to Obligations of Purchaser	28
9.2 Conditions Precedent to Obligations of Sellers	29
ARTICLE X TAXES	29
10.1 Transfer Taxes	29
10.2 Responsibility For All Other Taxes	30
10.3 Purchase Price Allocation	30
ARTICLE XI MISCELLANEOUS	30
11.1 No Admission of Liability	30
11.2 Expenses	31
11.3 Injunctive Relief	31
11.4 Submission to Jurisdiction; Consent to Service of Process	31
11.5 Waiver of Right to Trial by Jury	31
11.6 Entire Agreement; Amendments and Waivers	31
11.7 No Survival of Representations and Warranties	32
11.8 No Consequential Damages	32
11.9 Governing Law	32
11.10 Notices	32
11.11 Super Priority Claims	33
11.12 Severability	33
11.13 Binding Effect; Assignment	34
11.14 Third-Party Beneficiaries	34
11.15 Brokers	34
11.16 Counterparts	34

Exhibits

Exhibit A	Form of Bill of Sale and Assignment
Exhibit B	Form of Assumption
Exhibit C	Form of Release
Exhibit D	Form of Note
Exhibit E-1	Terms of Store Lease
Exhibit E-2	Terms of Office Lease
Exhibit E-3	Terms of Warehouse Lease
Exhibit F	Form of Transition Services Agreement
Exhibit G	Form of Assumed Contract Assignment and Assumption

Schedules

Schedule 2.1(a)	Going Concern Locations
Schedule 2.2(c)	GOB Locations
Schedule 3.4	Inventory Count Procedures
Schedule 5.4	Consents
Schedule 5.5	Title Exceptions
Schedule 5.6	Leased Real Property

ASSET PURCHASE AGREEMENT

               ASSET PURCHASE AGREEMENT, dated as of April 20, 2005 (this “Agreement”), between Ultimate Electronics, Inc., a Delaware corporation (“Company”), its subsidiaries set forth on the signature page hereto (each a “Company Subsidiary,” and together with Company, the “Sellers”) and Ultimate Acquisition Partners, L.P., a Delaware limited partnership (“Purchaser”). (Each of Sellers and Purchaser is a “Party” and collectively they are the “Parties” to this Agreement).

W I T N E S S E T H:

               WHEREAS, Sellers are debtors-in-possession under title 11, of the United States Code, 11 U.S.C. § 101 et seq. (the “Bankruptcy Code”), and filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code on January 11, 2005, in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) (Case No. 05-10104) (the “Bankruptcy Case”);

               WHEREAS, the Sellers presently conduct the Business (as defined below);

               WHEREAS, Sellers desire to sell, transfer and assign to Purchaser, and Purchaser desires to purchase, acquire and assume from Sellers, pursuant to Sections 363 and 365 of the Bankruptcy Code, all of the Purchased Assets and Assumed Liabilities (each as defined below), all as more specifically provided herein;

               WHEREAS, Purchaser desires to offer employment effective as of the Closing to substantially all employees of Sellers on the Closing Date whose principal place of business is any Going Concern Location or the Company’s corporate headquarters;

               WHEREAS, in connection with the execution and delivery of this Agreement, Sellers and their respective bankruptcy estates have agreed to execute and deliver on or prior to the Closing hereunder a Release, in substantially the form of Exhibit C hereto (the “Release”), whereby each Seller and their respective bankruptcy estates will release and discharge any and all claims that they may have against Purchaser; and

               WHEREAS, as used in this Agreement, the terms set forth in Section 1.1 will have the respective meanings set forth therein and other terms used in this Agreement are defined in the context in which they are used and will have the meanings therein indicated;

               NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

     1.1 Certain Definitions.

               For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

               “Affected Employees” shall have the meaning set forth in Section 8.1

               “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

               “Approval Motion” shall have the meaning set forth in Section 2.7.

               “Approval Order” shall have the meaning set forth in Section 2.7.

               “Asset Acquisition Statement” shall have the meaning set forth in Section 10.3.

               “Assumed Contracts” shall have the meaning set forth in Section 2.7.

               “Assumed Liabilities” shall have the meaning set forth in Section 2.3.

               “Assumption Notice” shall have the meaning set forth in Section 2.7.

               “Bankruptcy Case” shall have the meaning set forth in the Recitals.

               “Bankruptcy Court” shall have the meaning set forth in the Recitals.

               “Books and Records” shall have the meaning set forth in Section 2.1(g).

               “Business” means the business and operations of Sellers relating to the consumer electronic retail business and builder and commercial sales, other than such business and operations conducted at the GOB Locations.

               “Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.

               “Code” means the Internal Revenue Code of 1986, as amended.

               “Closing” shall have the meaning set forth in Section 4.1.

               “Closing Date” shall have the meaning set forth in Section 4.1.

               “Company” shall have the meaning set forth in the Recitals.

               “Company Subsidiary” shall have the meaning set forth in the Recitals.

               “Contract” means any written contract, indenture, note, bond, lease or other agreement.

               “Copyrights” copyrights and registrations and applications therefor, works of authorship, and mask work rights.

               “Core Purchased Inventory” shall have the meaning set forth in Schedule 3.4.

               “Core Purchased Inventory Value” shall have the meaning set forth in Section 3.4.

               “Designation Expiration Date” shall have the meaning set forth in Section 2.7.

               “Dropout Date” shall have the meaning set forth in Section 2.7.

               “Dropout Notice” shall have the meaning set forth in Section 2.7.

               “Employee Plans” means all “employee benefit plans” as defined by Section 3(3) of ERISA, all specified fringe benefit plans as defined in Section 6039D of the Code, severance, vacation, sick leave, or other plan or agreement as to which Sellers have any obligation or liability, contingent or otherwise, with respect to Employees.

               “Employees” means all individuals, as of the date hereof, whether or not actively at work as of the date hereof, who are employed by any of the Sellers in connection with the Business, together with individuals who are hired in respect of the Business after the date hereof and prior to the Closing.

               “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

               “Excess Inventory Amount” shall have the meaning set forth in Section 3.4.

               “Excluded Assets” shall have the meaning set forth in Section 2.2.

               “Furniture and Equipment” means all furniture, fixtures, furnishings, equipment, vehicles, leasehold improvements, and other tangible personal property owned or used by any of the Sellers in the conduct of the Business, including all such artwork, desks, chairs, tables, Hardware, copiers, telephone lines and numbers, telecopy machines and other telecommunication equipment, cubicles and miscellaneous office furnishings and supplies.

               “GECC” shall have the meaning set forth in Section 7.11.

               “GOB Locations” shall have the meaning set forth in Section 2.2(c).

               “Going Concern Locations” shall have the meaning set forth in Section 2.1(a).

               “Governmental Authority” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

               “Hardware” means any and all computer and computer-related hardware, including, but not limited to, computers, file servers, facsimile servers, scanners, color printers, laser printers and networks.

               “Holdback Amount” shall have the meaning set forth in Section 3.3.

               “HQ Lease Agreement” shall have the meaning set forth in Section 7.5.

               “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

               “Inventory Deficiency Amount” shall have the meaning set forth in Section 3.4.

               “IRS” means the Internal Revenue Service.

               “Law” means any federal, state, local or foreign law, statute, code, ordinance, rule or regulation

               “Leased Real Property” shall have the meaning set forth in Section 5.6.

               “Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings (public or private) or claims or any proceedings by or before a Governmental Authority.

               “Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement or encumbrance.

               “Material Adverse Effect” means any event or occurrence that has resulted in or could reasonably be expected to result in a material adverse effect on the Business, Purchased Assets, properties, results of operations or financial condition of Sellers (taken as a whole).

               “Note” means a promissory note of Purchaser, to be dated as of the Closing Date, for the benefit of Sellers in substantially the form of Exhibit D hereto.

               “Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Authority.

               “Owned Real Property” means the real property owned by any Seller, including the properties located at 321 West 84th Avenue, Thornton, CO (Store 107 and Site 180).

               “Party” shall have the meaning set forth in the Recitals.

               “Patents” means patents and applications therefor, including continuations, divisionals, continuations- in-part, or reissues of patent applications and patents issuing thereon.

               “Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Authority.

               “Person” means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

               “Projected Purchased Inventory Value” means $56,096,000.

               “Purchased Assets” shall have the meaning set forth in Section 2.1.

               “Purchased Intellectual Property” shall have the meaning set forth in Section 2.1.

               “Purchased Inventory” shall have the meaning set forth in Section 2.1.

               “Purchase Price” shall have the meaning set forth in Section 3.1.

               “Purchaser” shall have the meaning set forth in the Recitals.

               “Purchaser Documents” shall have the meaning set forth in Section 6.2.

               “Purchaser Plans” shall have the meaning set forth in Section 8.2(a).

               “Release” shall have the meaning set forth in the Recitals.

               “Retained Liabilities” shall have the meaning set forth in Section 2.4.

               “Revised Statements” shall have the meaning set forth in Section 10.3.

               “Sale Order” shall be an order or orders of the Bankruptcy Court in form and substance reasonably acceptable to Purchaser, Sellers and the DIP Agent approving this Agreement and all of the terms and conditions hereof, including the execution and delivery of the Release in substantially the form of Exhibit C hereto, and approving and authorizing Sellers to consummate the transactions contemplated hereby. Without limiting the generality of the foregoing, such order shall find and provide, among other things, that (i) transfers of the Purchased Assets (A) will be legal, valid, and effective transfers of the Purchased Assets; (B) will vest Purchaser with all right, title and interest of Sellers in and to the Purchased Assets, free and clear of all Liens (other than Liens created by Purchaser), interests, and claims (including without limitation, any right of setoff, recoupment, netting or deduction), such Liens, interests, and claims to attach to the Purchase Price pursuant to 11 U.S.C. § 363(b); and (C) constitute transfers for reasonably equivalent value and fair consideration under the Bankruptcy Code and under applicable state law; (ii) this Agreement was negotiated, proposed and entered into by the parties without collusion, in good faith and from arm’s length bargaining positions; (iii) that Sellers have complied with the notice requirements of Rules 2002, 6004, 6006 and 9014 of the Federal Rules of Bankruptcy Procedure and any applicable rules of the Bankruptcy Court with respect to the transactions contemplated by this Agreement and by all other agreements, documents, and instruments contemplated in connection with this Agreement; (iv) the Bankruptcy Court shall retain jurisdiction to resolve any controversy or claim arising out of or relating to this Agreement, or the breach hereof as provided in Section 11.4 hereof; and (v) that Sellers have satisfied all of the requirements of, and are authorized pursuant to, Section 363(b) of the Bankruptcy Code to enter into this Agreement and to consummate the transactions contemplated hereby; and (vi) this Agreement and the transactions contemplated hereby may be specifically enforced against and binding upon, and not subject to rejection or avoidance by, Sellers or any chapter 7 trustee, plan trustee, or chapter 11 trustee of Sellers.

               “Seller Documents” shall have the meaning set forth in Section 5.2.

               “Sellers” shall have the meaning set forth in the Recitals.

               “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (iv) all documentation including user manuals and other training documentation related to any of the foregoing.

               “Statement of Core Purchased Inventory” shall have the meaning set forth in Schedule 3.4.

               “Subsidiary” means any Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by any Seller.

               “Tax Authority” means any federal, state, local or foreign government, or agency, instrumentality or employee thereof, charged with the administration of any law or regulation relating to Taxes.

               “Tax Return” means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes.

               “Taxes” means (i) all federal, state, local or foreign taxes, charges or other assessments, including, without limitation, all net or gross income, net or gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Tax Authority in connection with any item described in clause (i).

               “Technology” means, collectively, all designs, formulae, algorithms, procedures, methods, techniques, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or relate to, or are used or useful in the design, development, reproduction, maintenance or modification of, any of inventory or other products sold by Sellers or in the provision of any maintenance, warranty or other services provided by Sellers.

               “Termination Date” shall have the meaning set forth in Section 4.4(a).

               “Trademarks” trademarks, service marks, trade names, service names, brand names, all trade dress rights, logos, Internet domain names and corporate names and general intangibles of a like nature, including the name “Ultimate Electronics,” “Sound Track” and any derivatives thereof, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof.

               “Trade Secrets” means any formula, design, device or compilation, or other information which is used or held for use by a business, which gives the holder thereof an advantage or opportunity for advantage over competitors which do not have or use the same, and which is not generally known by the public, and can include, by way of example, formulas, market surveys, market research studies, information contained on drawings and other documents, and information relating to research, development or testing.

               “Transferred Employees” shall have the meaning set forth in Section 8.1.

               “Transfer Taxes” shall have the meaning set forth in Section 10.1.

               “Transition Services Agreement” shall have the meaning set forth in Section 7.8.

               “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state Law, and the rules and regulations thereunder.

     1.2 Other Definitional and Interpretive Matters

          (a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

     (i) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

     (ii) Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

     (iii) Exhibits/Schedules. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

     (iv) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

     (v) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

     (vi) Herein. The words such as “herein,” “hereinafter,” “hereto” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

     (vii) Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

          (b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II
PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

     2.1 Purchased Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Sellers shall sell, convey, transfer, assign and deliver to Purchasers, and Purchasers shall purchase and acquire from Sellers, all of Sellers’ right, title and interest to, under or in all properties and assets, whether tangible or intangible, used or held for use by any Seller in the Business (other than the Excluded Assets) (the “Purchased Assets”). Without limiting the generality of the foregoing, subject to Section 2.2, the Purchased Assets shall include all of Sellers’ right, title and interest to, under and in:

          (a) all merchandise inventory located in or held for sale at any of the locations identified in Schedule 2.1(a) (the “Going Concern Locations”), together with any inventory which is in transit to, but not yet received by, any Going Concern Location on or prior to the Closing Date (collectively, the “Purchased Inventory”);

          (b) all prepaid charges and expenses of the Sellers;

          (c) the Furniture and Equipment;

          (d) all intellectual property rights owned by Sellers and used by Sellers in the Business and arising from or in respect of all Patents, Trademarks, Copyrights, Trade Secrets, Software and Technology and all of Sellers’ rights to sue for and receive damages or other relief in respect of any past infringement or other violation of any rights thereto (collectively, the “Purchased Intellectual Property”);

          (e) the Assumed Contracts;

          (f) the Contract designation rights described in Section 2.7; and

          (g) all books, records and other documents (whether on paper, computer diskette, tape or other storage media) associated with the operation of the Business, including, property records, purchase and sales records, credit data, marketing, advertising and promotional materials, personnel and payroll records of Transferred Employees (to the extent permitted by applicable law), accounting records, financial reports, fixed asset lists, customer lists, customer records and information, supplier lists, parts lists, manuals, technical and repair data, correspondence, files and any similar items (the “Books and Records”).

     2.2 Excluded Assets. The properties, assets and rights of Sellers described below are expressly excluded from the transactions contemplated by this Agreement and are not included in the Purchased Assets (the “Excluded Assets”):

          (a) all cash, cash equivalents, bank deposits or similar cash items of the Sellers;

          (b) all accounts receivable, notes receivable and other receivables;

          (c) all of the real, personal, tangible (including inventory and Furniture and Equipment) or intangible (including intellectual property) property, contract, lease or other rights or other assets owned, used or held for use at any of the locations identified in Schedule 2.2(c) hereto (the “GOB Locations”), unless such property or assets are also used or held for use in the Business outside of the GOB Locations;

          (d) all Owned Real Property;

          (e) all of the Sellers’ prepaid charges and expenses paid in connection with or relating to any Excluded Assets;

          (f) all deposits (including security deposits for rent, electricity, telephone or otherwise and GECC credit card holdback payments) ;

          (g) all Contracts other than the Assumed Contracts;

          (h) minute books, stock ledgers and stock certificates of any Seller;

          (i) all personnel records of any Employees that are not Transferred Employees;

          (j) all Permits used in respect of the GOB Locations, unless such Permits are also used or held for use in the Business outside of the GOB Locations;

          (k) any equity interest in any of the Sellers;

          (l) documents relating to proposals to acquire the Business by Persons other than Purchaser;

          (m) all claims, rights, interests and proceeds with respect to (i) Tax refunds, rebates, abatement or other recovery relating to Sellers’ assets or the conduct of the Business for, or attributable to, the Pre-Closing Period and (ii) Taxes refunds, rebates, abatement or other recovery not relating to the Purchased Assets;

          (n) any rights, claims or causes of action of the Sellers against third parties (i) relating to assets, properties, business or operations of the Sellers arising out of events occurring on or prior to the Closing Date, including insurance proceeds arising therefrom (but not including any insurance proceeds to which Purchaser or any Affiliate of Purchaser is otherwise entitled), unpaid construction allowances from landlords under the real estate leases for the GOB

Locations, and employee loans, (ii) to the extent any such claim relates to an Excluded Asset or Retained Liability, (iii) against any third-party insurance, reinsurance, bonding or other similar company providing insurance to Sellers and (iv) any Chapter 5 claims under the Bankruptcy Code (other than any rights, claims or causes of action in respect of any past infringement of the Purchased Intellectual Property).

     2.3 Assumption of Liabilities. On the Closing Date, Purchaser shall assume, pay, perform and discharge when due, only the following liabilities, responsibilities and obligations to the extent related to the Purchased Assets (the “Assumed Liabilities”):

          (a) all obligations of each Seller under each Assumed Contract arising from and after the respective Assignment Date;

          (b) any and all obligation or liability for Taxes for which Purchaser is liable pursuant to Article X hereof;

          (c) all liabilities and obligations which Purchaser assumed pursuant to other provisions of this Agreement or any Purchaser Documents;

          (d) all obligations and liabilities for severance, retention, vacation pay and other bonuses (other than the signing bonuses approved by the Bankruptcy Court on April 8, 2005) for Richard Hettlinger, Michelle Van Hoose, Lon Weingart, William Besselman, Matthew Dooley, Loretta Butala, Stacie Christenson and Brian Geisbrecht;

          (e) all payment obligations and monetary liabilities under any Contracts used or held for use in the Business from the Closing Date through the earlier of the Assignment Date or the Dropout Date pursuant to Section 2.7(h); and

          (f) all liabilities and obligations with respect to claims arising out of the ownership of the Purchased Assets after the Closing Date.

     2.4 Retained Liabilities. Notwithstanding anything in this Agreement to the contrary, Purchaser shall not assume or be obligated to pay, perform or otherwise discharge any liabilities or obligations of any Seller other than the Assumed Liabilities (collectively, the “Retained Liabilities”). The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Sellers. Without limiting the generality of the foregoing, the Retained Liabilities include the following:

          (a) all liabilities, responsibilities and obligations to the extent related to any of the Excluded Assets;

          (b) all liabilities of any Seller under the Assumed Contracts arising prior to the respective Assignment Dates, other than Purchaser’s payment obligations pursuant to Sections 2.5 and 2.7;

          (c) all liabilities, costs and expenses relating to the GOB Locations;

          (d) any and all obligation or liability for Taxes for which Sellers are liable pursuant to Article X hereof; and

          (e) all liabilities and obligations which Sellers assumed pursuant to other provisions of this Agreement or any Seller Documents.

     2.5 Cure Amounts. Pursuant to Section 2.7 of this Agreement and Section 365 of the Bankruptcy Code, Sellers shall assume and assign to Purchaser and Purchaser shall assume from Seller, the Assumed Contracts on the terms and subject to the conditions of this Agreement. The cure amounts, as determined by the Bankruptcy Court, if any, necessary to cure all defaults, if any, and to pay all actual or pecuniary losses that have resulted from such defaults under the Assumed Contracts, shall be paid in part by Purchaser and in part by Sellers, pursuant to Section 2.7(c); provided, that only after Purchaser has actually paid the aggregate amount of $2 million referred to therein shall Sellers have the obligation to pay cure amounts in respect of pre-petition arrearages. Cure amounts in respect of post petition arrearages or amounts shall be paid in full by Sellers in respect of any Assumed Contract and Purchaser shall have no liability or responsibility therefor. Notwithstanding the foregoing, in the event that Purchaser requests Sellers to assume and assign to Purchaser either (i) the Master Services Agreement with Vertis, Inc. or (ii) the Credit Card Agreement with GECC, Sellers shall have no obligation to pay any cure amount resulting from such assumption and assignment, nor shall any amount paid by Purchaser to Vertis or GECC be credited against its obligation to pay $2,000,000 of cure payments under Section 2.7(c).

     2.6 Further Conveyances and Assumptions. From time to time following the Closing, Sellers and Purchaser shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquaintances and such other instruments, and shall take such further actions, as may be reasonably necessary or appropriate to assure fully to Purchaser and its respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Purchaser under this Agreement and to assure fully to Sellers and their Affiliates and their successors and assigns, the assumption of the liabilities and obligations intended to be assumed by Purchaser under this Agreement, and to otherwise make effective the transactions contemplated hereby.

     2.7 Contract Designation Rights.

          (a) From time to time from and after the date hereof until August 31, 2005 (the “Designation Expiration Date”), Purchaser shall have the right to make designations as to the assumption and assignment of any Contracts used or held for use in the Business (including real estate leases and post petition Contracts, but other than the real estate leases for the GOB Locations) by delivering to Sellers a notice (an “Assumption Notice”) of Purchaser’s election to require Sellers to seek approval from the Bankruptcy Court to assume and assign one or more of such Contracts to Purchaser. Each Assumption Notice shall be accompanied by such information or documentation relating to “adequate assurance of future performance” as shall be reasonably required in connection with the filing by Sellers of the Approval Motion. Purchaser agrees that it will, subject to receipt of an Approval Order, assume a sufficient number of real estate leases in respect of the Going Concern Locations that would result in 502(b)(6) rejection damages to the Sellers and the bankruptcy estate arising out of the rejection by Sellers of any real estate leases for the Going Concern Locations (not including any rejection damages relating to Stores 201 and 202 in Utah) of no more than $7,500,000 (subject to the accuracy of the “gross 502(b)(6) claim estimate” as actual rejection damages contained in the report provided to Purchaser by Sellers, dated April 7, 2005, prepared by Huntley, Mullaney & Spargo LLC). In the event that the aggregate amount of such 502(b)(6) rejection damages to the Sellers and the bankruptcy estate is more than $7,500,000, the parties shall mutually agree upon an appropriate adjustment to the Purchase Price; provided, that if the parties cannot reach mutual agreement within 10 Business Days, the Bankruptcy Court shall determine an appropriate adjustment.

          (b) Within five Business Days following the date upon which Sellers receive an Assumption Notice from Purchaser, Sellers shall file an Approval Motion with the Bankruptcy Court and Sellers shall thereafter use reasonable commercial efforts to obtain an Approval Order. As used in this Section 2.7, “reasonable commercial efforts” shall require Sellers or Purchaser (as the case may be), to, among other things, pay any and all reasonable costs and expenses for the payment of attorneys and other professionals whose services may reasonably be required in connection with such efforts.

          (c) The Parties shall pay any and all cure amounts under section 365(b)(1) of the Bankruptcy Code with respect to all Contracts which are the subject of an Assumption Notice and become Assumed Contracts (“Cure Amounts”) as follows:

          (i) Purchaser shall be solely responsible for and shall pay any and all Cure Amounts in respect of pre-petition arrearages (“Pre-petition Cure Amounts”) up to an aggregate amount of $2,000,000.

          (ii) Sellers shall be solely responsible for and shall pay any and all Pre-petition Cure Amounts in excess of the aggregate amount of $2,000,000 up to $3,600,000. If the actual aggregate amount of Pre-petition Cure Amounts payable (“Actual Cure Payments”) is less than $3,600,000 but greater than $2,000,000, then promptly after the Designation Expiration Date, Sellers shall make a payment to Purchaser in an amount equal to one-half of the amount by which $3,600,000 exceeds the Actual Cure Payments.

          (iii) Sellers shall be solely responsible for and shall pay any and all Pre-petition Cure Amounts in excess of the aggregate amount of $3,600,000 up to $4,000,000.

          (iv) Sellers and Purchasers shall each be responsible for and shall each pay one-half of any and all Pre-petition Cure Amounts in excess of $4,000,000.

          (v) Sellers shall be solely responsible for and shall pay any and all Cure Amounts in respect of post petition arrearages or amounts incurred after the petition date and prior to or on the Closing Date, subject to Purchaser’s obligations under Section 2.7(h).

Sellers shall be solely responsible for any and all costs of preparing or obtaining the Approval Motion and Approval Order and any agreements, motions or Bankruptcy Court orders necessary to implement the assumption and assignment of any Contract which is the subject of an Assumption Notice.

          (d) At any time and from time to time from and after the date of this Agreement prior to the Designation Expiration Date, Purchaser shall also have the right, which right may be exercised in Purchaser’s sole and absolute discretion, to provide notice to Sellers (a “Dropout Notice”) of Purchaser’s election to not assume any Contract used or held for use in the Business. On the fifth Business Day following the delivery of such Dropout Notice, or such later date as specified in the Dropout Notice, which date shall in no event be later than the Designation Expiration Date (the “Dropout Date”), such Contract will be deemed an Excluded Asset as of the Closing Date. Any Contract which, on the Designation Expiration Date is not then the subject of an Assumption Notice or already assigned to and assumed by Purchaser, shall be deemed an Excluded Asset as of the Closing Date and Purchaser shall be deemed to have delivered a Dropout Notice in respect thereof. Subject to Purchaser’s obligations prior to delivering a Dropout Notice contained in paragraph (h) below, Purchaser shall have no further obligation or liability with respect thereto and Sellers shall be solely responsible for all amounts payable or other obligations or liabilities that may be owed in connection with such Contract (including, without limitation, any damages resulting from the rejection of the Contract applicable to any such Contract under section 365 of the Bankruptcy Code or otherwise and the cost and expenses of the rejection at any time of any one or more Contracts, including the filing and prosecuting of any motions or other papers with respect to the same).

          (e) An “Approval Motion” shall mean a motion served upon all affected parties (including, without limitation, landlords under leases and third parties to other Contracts) for an order of the Bankruptcy Court (an “Approval Order”) (i) approving of the assumption and assignment of the applicable Contract to Purchaser; (ii) confirming that the assumption and assignment of the Contract to Purchaser shall be free and clear of all Liens (with same to attach to the proceeds of the sale, transfer and assignment); (iii) ordering that any extension or renewal option in any Contract which is a lease which purports to be “personal” only to any Seller or to be exercisable only by a Seller is an unenforceable restriction on assignment and, in fact, may be freely exercised by Purchaser to its full extent; (iv) ordering that if no objection to the assumption and assignment of a Contract is timely made and filed with the Bankruptcy Court prior to the expiration of the applicable objection period, or such objection is made solely with respect to a “cure issue” (with it being deemed that any such objection regarding a “cure issue” will not affect the assumption and assignment), the assumption and assignment shall be deemed effective and binding upon the applicable affected parties and shall require no further order of the Bankruptcy Court to take place; and (v) finding that Purchaser has provided adequate assurance of future performance. Upon Sellers’ and Purchaser’s consent, or if the hearing date for an Approval Motion is scheduled to be heard on a date that is later than the Designation Expiration Date, such Approval Motion shall request that in the event that such Approval Motion is denied, the applicable Contract is rejected pursuant to section 365 of the Bankruptcy Code without further motion to the Court and shall be deemed an Excluded Asset as of the Closing Date.

          (f) If a written objection to an Approval Motion is filed prior to the expiration of the applicable objection period, which is an objection which would prohibit or otherwise prevent the assignment and assumption of any Contract from occurring pursuant to the terms of this Agreement and the Order, Sellers shall use commercially reasonable efforts to cause the Bankruptcy Court to hold a hearing on the next scheduled omnibus date and rule on the objection. Sellers and Purchaser shall use commercially reasonable efforts to have such objection overruled and to obtain a finding that Purchaser’s proposed use will not breach the provisions of any Contract; provided, however, that each Party shall bear their own respective legal fees, costs and expenses of responding to any objection, and any appeal thereof and of litigating and/or settling any objections. If the objection is overruled or withdrawn, the assignment and assumption shall occur. If the objection is upheld by the Bankruptcy Court, the date on which such objection is upheld shall be deemed a Dropout Date and such Contract will be deemed an Excluded Asset as of the Closing Date and the parties shall mutually agree upon an appropriate adjustment to the Purchase Price; provided, that if the parties cannot reach mutual agreement within 10 Business Days after the objection is upheld, the Bankruptcy Court shall determine an appropriate adjustment.

          (g) Nothing in this Agreement shall be construed as an attempt by any Seller to assign any Contract to the extent that such Contract is not assignable without the necessary notice to or authorization or approval of the Bankruptcy Court. At such time as the Approval Order has been obtained, or any requisite filing or notice has been made or delivered, as applicable, (i) the Parties shall each execute and deliver an assignment and assumption agreement in substantially the form of Exhibit G hereto and (ii) the related Contract shall be assigned or transferred to Purchaser automatically without any other conveyance or other action by any Purchaser and shall be at such time an “Assumed Contract.” The date on which the foregoing occurs shall be the “Assignment Date” in respect of the applicable Assumed Contract.

          (h) Pending receipt of the Approval Order, Sellers (i) will hold the benefit of all Contracts used or held for use in the Business (other than any real estate leases for the GOB Locations) that have not already been assigned to Purchaser hereunder for Purchaser, (ii) hereby grant Purchaser (and, as appropriate, any lender to Purchaser) the right to occupy and use the space covered by any of the real estate leases for any Going Concern Location and (iii) subcontract to Purchaser all rights and obligations of Sellers thereunder to the extent allowed by such Assumed Contract in order that Purchaser may perform all obligations and enjoy all rights of Sellers thereunder on the same terms and conditions as currently exist in such Contract. Purchaser will promptly reimburse Sellers any out-of-pocket costs incurred by Sellers in maintaining such Contracts for the benefit of Purchaser after the Closing Date and prior to the Assignment Date or the Dropout Date, including, without limitation, Purchaser shall pay any rent payments due under the real estate leases for any of the Going Concern Locations and the equipment leases in respect of the Purchased Assets directly to the landlord or appropriate payee thereunder on behalf and for the benefit of Sellers in discharge of such reimbursement obligation and Purchaser shall promptly deliver a notice to Sellers including reasonably satisfactory evidence of such payment. At the Closing, Purchaser shall pay to Sellers the aggregate amount of rent payments for all real estate leases for the Going Concern Locations, pro rated for the period from the Closing Date to April 30, 2005. Further, Purchaser shall indemnify Sellers for all loss, damage, liability, cost or expense resulting from third-party claims arising from services provided by Sellers to Purchaser under this Section 2.7(h), other than any loss, damage, liability, cost or expense resulting from the gross negligence, willful misconduct or fraud on behalf of Sellers.

          (i) From the date hereof through and until the Designation Expiration Date, Sellers shall not enter into, extend, reject or otherwise terminate any material Contract with respect to the Business, or grant any party a Lien in any or all of such Contracts, in each case without the prior written consent of Purchaser, which consent shall not be unreasonably withheld. Without the prior written consent of Purchaser, until the earlier of (i) the Dropout Date or (ii) the Designation Expiration Date, Sellers will not cancel any insurance policy relating to any Leased Real Property and shall use its reasonable commercial efforts to extend or renew comparable coverage if any such policy should expire prior to the applicable assignment and assumption of the lease agreement with respect to such Leased Real Property and shall include Purchaser as a named loss payee under such policies. Prior to any Assignment Date or a Dropout Date, to the extent Purchaser maintains casualty insurance policies relating to the Going Concern Locations, Purchaser shall include the Company as a named loss payee under such policies.

ARTICLE III
CONSIDERATION

     3.1 Consideration. The aggregate consideration for the Purchased Assets shall be (a) an amount in cash equal to $43,750,000 (the “Purchase Price”), subject to adjustment as provided in Section 3.4, plus (b) the Note plus (c) the assumption of the Assumed Liabilities.

     3.2 Payment of Purchase Price. On the Closing Date, Purchaser shall pay to Sellers, by wire transfer of immediately available funds into an account designated by the Company, the Purchase Price (less the Holdback Amount).

     3.3 Holdback Amount. An amount equal to $6,375,000 (the “Holdback Amount”), shall be withheld from the Purchase Price at Closing and retained by Purchaser. The Holdback Amount shall be distributed in accordance with Section 3.4.

     3.4 Inventory Count; Post-Closing Adjustment.

          (a) A physical count of the Core Purchased Inventory shall be made by Purchaser, Seller and Washington Inventory Services or other mutually acceptable independent Inventory Count service (the “Inventory Service”). The Inventory Service shall make a physical accounting of the Core Purchased Inventory as of the Closing Date, in accordance with mutually agreed upon instructions consistent with the inventory procedures set forth in Schedule 3.4. The “Core Purchased Inventory Value” shall be the amount determined in accordance with the inventory procedures set forth in Schedule 3.4.

          (b) If the Core Purchased Inventory Value as reflected on or calculated from the final Statement of Core Purchased Inventory is greater than the Projected Purchased Inventory Value, then (i) the Purchase Price shall be increased by an amount (the “Excess Inventory Amount”) equal to the product of (x) Core Purchased Inventory Value minus Projected Purchased Inventory Value multiplied by (y) 0.756, and (ii) Purchaser shall, within five Business Days following the final determination of the Statement of Core Purchased Inventory, deliver to

Sellers (by wire transfer of immediately available funds to an account designated by the Company), an amount equal to the Holdback Amount plus the Excess Inventory Amount.

          (c) If the Core Purchased Inventory Value as reflected on or calculated from the final Statement of Core Purchased Inventory is less than the Projected Purchased Inventory Value, then (i) the Purchase Price shall be reduced by an amount (the “Inventory Deficiency Amount”) equal to the product of (x) Projected Purchased Inventory Value minus Core Purchased Inventory Value multiplied by (y) 0.756, and (ii) Purchaser shall, within five Business Days following the final determination of the Statement of Core Purchased Inventory, deliver to Sellers (by wire transfer of immediately available funds to an account designated by the Company), an amount, if any, equal to the Holdback Amount minus the Inventory Deficiency Amount. If the Inventory Deficiency Amount is greater than the Holdback Amount, then Sellers shall make a payment to Purchaser, within five Business Days following the final determination of the Statement of Core Purchased Inventory, in an amount equal to the excess of the Inventory Deficiency Amount over the Holdback Amount.

          (d) If the Core Purchased Inventory Value as reflected on or calculated from the final Statement of Core Purchased Inventory is equal to the Projected Purchased Inventory Value, then (i) no adjustment shall be made to the Purchase Price and (ii) Purchaser shall, within five Business Days following the final determination of the Statement of Core Purchased Inventory, deliver to Sellers (by wire transfer of immediately available funds to an account designated by the Company), the Holdback Amount.

          (e) Notwithstanding the foregoing, the Core Purchase Inventory shall not include any Purchased Inventory ordered and paid for from and including April 18, 2005 to and excluding the Closing Date. Sellers shall be reimbursed by Purchaser at 100% of the aggregate purchase costs of such Purchased Inventory referred to in the preceding sentence within five Business Days following receipt of reasonably satisfactory evidence of payment therefor.

          (f) To secure payment of the Holdback Amount, Purchaser shall deliver to Sellers an irrevocable standby letter of credit, naming Wells Fargo Retail Finance, LLC as beneficiary, in the original face amount equal to the Holdback Amount (the “Purchaser Letter of Credit”). Purchaser shall use its best efforts to cause the Purchaser Letter of Credit to be delivered no later than the second Business Day from any receipt of the Sale Order. Notwithstanding anything to the contrary in this Section 3.4, the Parties agree that the sole method of payment of all or any portion of the Holdback Amount due from Purchaser to Sellers pursuant to Sections 3.4(b), (c) or (d) shall be a draw under such Purchaser Letter of Credit. Accordingly, the administrative agent under Sellers’ debtor-in-possession credit facility (“DIP Lender”) shall be entitled to draw on the Purchaser Letter of Credit to fund such amount following five days’ written notice to Purchaser of the DIP Lender’s intention to do so. The Purchaser Letter of Credit shall expire no less than 45 days after the Closing Date.

ARTICLE IV
CLOSING AND TERMINATION

     4.1 Closing Date. Subject to the satisfaction of the conditions set forth in Sections 9.1 and 9.2 hereof (or the waiver thereof by the Party entitled to waive that condition), the closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities provided for in Article II hereof (the “Closing”) shall take place at such place as the Parties may mutually agree at 10:00 a.m. (New York City time) on the date that is one Business Day following the satisfaction or waiver of the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time or date, or both, are agreed to in writing by the Parties. The date on which the Closing shall be held is referred to in this Agreement as the “Closing Date.” The Closing shall be deemed to have occurred at 11:59:59 p.m. on the Closing Date.

     4.2 Deliveries by Seller. At the Closing, Sellers shall deliver to Purchaser:

          (a) a duly executed bill of sale in the form of Exhibit A hereto;

          (b) duly executed assignments of the registered Trademarks, applications for registrations of Trademarks, Patents and Patent applications owned by Sellers, in a form suitable for recording in the United States Patent and Trademark Office, duly executed assignments of registered Copyrights owned by Sellers, in a form suitable for recording in the United States Copyright Office and duly executed general assignments of all other Purchased Intellectual Property, each in form and substance reasonably acceptable to Purchaser;

          (c) a duly executed Release;

          (d) a duly executed Transition Services Agreement; and

          (e) such other certificates, instruments, and documents evidencing the consummation of the transactions contemplated hereby, as Purchaser may reasonably request to carry out the intent and purposes of this Agreement.

     4.3 Deliveries by Purchaser. At the Closing, Purchaser shall deliver to the Company:

          (a) the Purchase Price (less the Holdback Amount) in immediately available funds, as set forth in Section 3.3 hereof;

          (b) a duly executed Note;

          (c) a duly executed Assumption in the form of Exhibit B hereto

          (d) a duly executed Transition Services Agreement;

          (e) duly executed assignments of the registered Trademarks, applications for registrations of Trademarks, Patents and Patent applications owned by Sellers, in a form suitable for recording in the United States Patent and Trademark Office, duly executed assignments of registered Copyrights owned by Sellers, in a form suitable for recording in the United States Copyright Office and duly executed general assignments of all other Purchased Intellectual Property, each in form and substance reasonably acceptable to Purchaser;

          (f) payment in the amount of $125,000 pursuant to Section 7.5 hereof, by wire transfer in immediately available funds;

          (g) payment in the amount of $440,048.86 pursuant to Section 2.7(h), by wire transfer in immediately available funds; and

          (h) such other certificates, instruments, and documents evidencing the consummation of the transaction contemplated hereby, as Sellers may reasonable request to carry out the intent and purposes of this Agreement.

     4.4 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

          (a) by Purchaser or the Company, if the Closing shall not have occurred by the close of business on April 20, 2005 (the “Termination Date”);

          (b) by mutual written consent of the Company and Purchaser;

          (c) by Purchaser, if any of the conditions to the obligations of Purchaser set forth in Section 9.1 shall have become incapable of fulfillment other than as a result of a breach by Purchaser of any covenant or agreement contained in this Agreement, and such condition is not waived by Purchaser;

          (d) by the Company, if any condition to the obligations of Sellers set forth in Section 9.2 shall have become incapable of fulfillment other than as a result of a breach by any Seller of any covenant or agreement contained in this Agreement, and such condition is not waived by Sellers;

          (e) by Purchaser, if there shall be a breach by any Seller of any representation or warranty, or any covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 9.1 and which breach cannot be cured or has not been cured by the earlier of (i) 5 Business Days after the giving of written notice by Purchaser to Sellers of such breach and (ii) the Termination Date;

          (f) by the Company, if there shall be a breach by Purchaser of any representation or warranty, or any covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 9.2 and which breach cannot be cured or has not been cured by the earlier of (i) 5 Business Days after the giving of written notice by Sellers to Purchaser of such breach and (ii) the Termination Date; or

          (g) by the Company or Purchaser if there shall be in effect a final nonappealable Order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the Parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence).

     4.5 Procedure Upon Termination. In the event of termination and abandonment by Purchaser or Sellers, or both, pursuant to Section 4.4 hereof, written notice thereof shall promptly be given to the other Party or Parties, and this Agreement shall terminate, and the purchase of the Purchased Assets and assumption of the Assumed Liabilities hereunder shall be abandoned, without further action by Purchaser or Sellers.

     4.6 Effect of Termination. In the event that this Agreement is validly terminated as provided herein, then each of the Parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Purchaser or Sellers; provided, however, that the obligations of the Parties set forth in Article XI hereof shall survive any such termination and shall be enforceable hereunder.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller hereby represents and warrants to Purchaser that:

     5.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and each of the other Sellers is a corporation or limited partnership duly organized, validly existing and in good standing under the laws of its respective state of incorporation or organization. Each Seller has all requisite corporate or partnership (as the case may be) power and authority to own, lease and operate its properties and to carry on its business as now conducted.

     5.2 Authorization of Agreement. Subject to Bankruptcy Court approval, each Seller has all requisite power and authority necessary to execute and deliver this Agreement and each Seller has all requisite power, authority necessary to execute and deliver each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by Sellers in connection with the consummation of the transactions contemplated by this Agreement (the “Seller Documents”), to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Seller Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate or partnership (as the case may be) action on the part of each Seller. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by each Seller which is a party thereto and (assuming the due authorization, execution and delivery by Purchaser and the entry of the Sale Order and Bankruptcy Court approval), this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of each Seller enforceable against such Seller in accordance with their respective terms, such enforcement subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

     5.3 No Conflicts. None of the execution and delivery by Sellers of this Agreement or the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by Sellers with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the certificate of incorporation and by-laws or comparable organizational documents of Sellers; (ii) subject to entry of the Sale

Order, and Approval Orders, any Contract or Permit to which it is a party or by which any of the properties or assets of Sellers are bound; (iii) subject to entry of the Sale Order, any Approval Order, any Order of any Governmental Authority applicable to Sellers, the Business or the Purchased Assets; or (iv) any applicable Law, other than, in the case of clauses (ii) and (iv), such conflicts, violations, defaults, terminations or cancellations that would not have a Material Adverse Effect or are excused by or deemed unenforceable as a result of the filing of the Bankruptcy Case or the applicability of any provision of the Bankruptcy Code.

     5.4 Consents. Except as set forth on Schedule 5.4, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of any Seller in connection with the execution and delivery of this Agreement or the Seller Documents, the compliance by any Seller with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or the taking by any Seller of any other action contemplated hereby, except for (i) consents that are deemed to have been granted by the entry of the Sale Order and any Approval Orders and (ii) such other consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings and notifications, the failure of which to be obtained or made would not have a Material Adverse Effect.

     5.5 Title to Purchased Assets. Except as set forth in Schedule 5.5, and other than the Leased Real Property and intellectual property licensed to Sellers, the Sellers own each of the Purchased Assets, and Purchaser will be vested with good and marketable title to such Purchased Assets, free and clear of all Liens, other than Liens created by Purchaser.

     5.6 Real Property. Schedule 5.6 lists and describes briefly all real property leased or subleased to any of the Sellers, other than the GOB Locations (the “Leased Real Property”). Sellers have made available to Purchaser correct and complete copies of the leases and subleases listed in Schedule 5.6 and all modifications thereof.

     5.7 No Implied or Other Representations or Warranties. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, IT IS THE EXPLICIT INTENT OF EACH PARTY HERETO THAT SELLERS AND ANY OF THEIR RESPECTIVE AFFILIATES ARE NOT MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, BEYOND THOSE EXPRESSLY GIVEN IN THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE AS TO ANY OF THE ASSETS, AND IT IS UNDERSTOOD THAT EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, BUYER TAKES ALL OF SUCH PROPERTIES AND ASSETS ON AN “AS IS” AND “WHERE IS” BASIS.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Sellers that:

     6.1 Organization and Good Standing. Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite partnership power and authority to own, lease and operate its properties, to carry on its business as now conducted.

     6.2 Authorization of Agreement. Purchaser has all requisite partnership power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated by this Agreement (the “Purchaser Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary partnership action on behalf of Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the Sellers and the entry of the Sale Order) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, such enforcement subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

     6.3 No Conflicts. None of the execution and delivery by Purchaser of this Agreement or the Purchaser Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by Purchaser with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the certificate of limited partnership or limited partnership agreement of Purchaser, (ii) any Contract or Permit to which Purchaser is a party or by which Purchaser or its properties or assets are bound or (iii) any Order of any Governmental Authority applicable to Purchaser or by which any of the properties or assets of Purchaser are bound or (iv) any applicable Law, other than, in the case of clauses (ii) and (iv), any such conflict, violation or default which would not materially affect Purchaser’s ability to perform its obligations hereunder or under the Purchaser Documents.

     6.4 Consents. No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents, the compliance by Purchaser with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or the taking by Purchaser of any other action contemplated hereby, except for (i) the entry of the Sale Order and any Approval Orders and (ii) such other consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings and notifications, the failure of which to be obtained or made would not materially affect Purchaser’s ability to perform its obligations hereunder or under the Purchaser Documents.

     6.5 Financial Capability. Purchaser has, and at the Closing will have, sufficient funds available to pay the Purchase Price and any expenses incurred by Purchaser in connection with the transactions contemplated by this Agreement.

ARTICLE VII
COVENANTS

     7.1 Access to Information. Sellers agree that, prior to the Closing Date, and in respect of the Contracts subject to Section 2.7, prior to the Designation Expiration Date, Purchaser shall be entitled, through its officers, employees and representatives (including, without limitation, its legal and financial advisors and accountants), to make such investigation of the properties, businesses and operations of the Business, the Purchased Assets and the Assumed Liabilities as it reasonably requests. Any such investigation and examination shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances and shall be subject to restrictions under applicable Law. Sellers shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of Sellers to cooperate with Purchaser and Purchaser’s representatives in connection with such investigation and examination, and Purchaser and its representatives shall cooperate with Sellers and its representatives and shall use their reasonable efforts to minimize any disruption to the Business.

     7.2 Conduct of the Business Pending the Closing.

          (a) Prior to the Closing, except (1) as required by applicable Law, (2) as otherwise expressly contemplated by this Agreement or (3) with the prior written consent of Purchaser, Sellers shall:

          (i) maintain the Purchased Assets in good operating condition and repair and continue normal maintenance, normal wear and tear excepted; and

          (ii) use their commercially reasonable efforts to (A) preserve the present business operations, organization and goodwill of the Business, and (B) preserve the present relationships with customers and suppliers of the Business.

          (b) Except (1) as required by applicable Law, (2) as otherwise contemplated by this Agreement or (3) with the prior written consent of Purchaser, Sellers shall not, solely as it relates to the Business:

          (i) increase salaries or wages, declare bonuses, increase benefits, or institute any new benefit plan or program, except as required by law, as required by the terms of previously existing contracts, or in accordance with past practices;

          (ii) sell, lease, transfer, mortgage, encumber, alienate or dispose of any Purchased Assets except for sales of Inventory, Permitted Liens, and normally scheduled store closings; and

          (iii) agree to do anything prohibited by this Section 7.2.

     7.3 Consents. Sellers shall use their commercially reasonable efforts, and Purchaser shall cooperate with Sellers, to obtain at the earliest practicable date all consents and approvals required to consummate the transactions contemplated by this Agreement, including, the consents and approvals referred to in Section 5.4 hereof.

     7.4 Further Assurances. Each of Sellers and Purchaser shall use its commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. Following the Closing, Sellers and Purchaser shall use commercially reasonable efforts to (i) as soon as practicable after the Closing, determine whether and to what extent any Excluded Assets have become in Purchaser’s possession and whether and to what extent any Purchased Assets remain or have become in Sellers’ possession and to reconcile all bank accounts in connection therewith and (ii) to cooperate in good faith to ensure that any Excluded Assets that may become in Purchaser’s possession are delivered to Sellers as soon as practicable after such determination and any Purchased Assets that may become or remain in Sellers’ possession are delivered to Purchaser as soon as practicable after such determination; provided, however, if the Parties cannot mutually agree on such determination within 10 Business Days, the Parties shall seek a determination of such dispute by the Bankruptcy Court.

     7.5 HQ Lease Agreements. From and after the date hereof, the Parties shall use commercially reasonable efforts, acting in good faith, to negotiate, execute and deliver lease agreements (collectively, the “HQ Lease Agreements”) as soon as practicable but in no event later than 30 days following the Closing Date, whereby Purchaser shall lease (i) the corporate headquarters office space located at 321 West 84th Avenue, Thornton, CO (Site 180) for a term of one year (“Office Space”), (ii) the warehouse/distribution center space located at 321 West 84th Avenue, Thornton, CO (Site 180) for a term of one year (“Warehouse Space”) and (iii) the retail space located at 321 West 84th Avenue, Thornton, CO (Store 107) for an initial term of 15 years (“Retail Space”). The HQ Lease Agreements shall be on forms submitted by Purchaser and approved by Sellers, which approval shall not be unreasonably withheld, and shall contain the terms set forth in Exhibits E-1, E-2 and E-3 hereto, respectively. To the extent the provisions set forth in Exhibits E-1, E-2 and E-3 hereto do not reflect current market practices, then such provisions as incorporated into the HQ Lease Agreements shall be adjusted to reflect market practices; provided, however, in no event shall the terms of the leases (i.e., length of the leases) nor the rent (except rent increases as to the Retail Space) vary from these set forth in such exhibits. The HQ Lease Agreements shall be effective as of the first day following the Closing Date. Following the Closing Date and until the HQ Lease Agreements have been mutually executed and delivered, Sellers, as landlord, hereby grant Purchaser, as tenant, the right to use and occupy the Office Space, Warehouse Space and Retail Space in accordance with the terms and subject to the conditions of Exhibits E-1, E-2 and E-3. The aggregate first month’s rent for the Office Space, Warehouse Space and Retail Space in the amount of $125,000 shall be paid by Purchaser to Sellers at Closing.

     7.6 Right of First Refusal. Sellers hereby grant to Purchaser a right of first refusal with respect to the Owned Real Property, including the Office Space, Warehouse Space and Retail Space as follows:

          (a) If any Seller has received a bona fide written offer (“Sale Offer”) that is acceptable to such Seller and that such Seller wishes to accept, for any purchase or other disposition of, the Owned Real Property or any portion thereof (a “Sale”), Sellers shall, within 5 Business Days thereafter give written notice to Purchaser of the Sale Offer (the “Sale Notice”). The Sale Notice shall specify (i) the Owned Real Property or portion thereof which is the subject of the Sale Offer (“Sale Property”), (ii) the amount and type of consideration which Sellers will receive, (iii) the identity of the offeror, (iv) the place and date on which the Sale is to be consummated and (v) all other material terms of the Sale Offer and proposed Sale, which terms must be in writing and contain sufficient detail to create an enforceable and binding agreement if such writing were to be executed by the parties.

          (b) Purchaser, and its assignees, shall have the exclusive right during the period of 15 days following receipt of such Sale Notice to elect to acquire the Sale Property upon the same terms and conditions as set forth in the Sale Notice; provided, however, that Purchaser may acquire the Sale Property with the cash equivalent of any non-cash consideration set forth in the Sale Notice. Purchaser may exercise such right by notifying Sellers in writing before the expiration of such 15-day period. During such period, Sellers shall allow Purchaser access to the Sale Property and any books and records pertaining to the Sale Property for the purpose of conducting a reasonable due diligence investigation.

          (c) The acquisition of the Sale Property pursuant to this Section 7.6 shall be consummated at a closing to be held not later than 30 days after the expiration of Purchaser’s 15-day refusal period provided for in paragraph (b) above.

          (d) If Purchaser does not exercise its rights to acquire the Sale Property pursuant to this Section, then Sellers shall thereafter be free, subject to the HQ Lease Agreements, for a period of 90 days to sell or otherwise dispose of, without further obligation to Purchaser, the Sale Property at the price set forth in the Sale Notice and on terms otherwise no less favorable to Sellers than economic terms set forth in such Sale Notice. If Sellers fail to consummate the sale or other disposition within such 90-day period, the Sale Property shall be subject again to the operation of this Section 7.6.

          (e) The right of first refusal and Sellers’ obligations contained in this Section shall commence on the Closing Date and shall terminate on the one-year anniversary of the Closing Date. Further, the Parties will execute and place of record in the appropriate real estate records a memorandum (prepared by Purchaser and subject to the reasonable approval of the Sellers) sufficient to place third parties on notice of the right of first refusal contained herein.

     7.7 Sale Proceeds. Purchaser shall use its reasonable best efforts to establish its own bank accounts and merchant identification numbers under Purchaser’s name to enable Purchaser to process all sales for Purchaser’s account promptly after the Closing Date. Until such time as Purchaser establishes its own bank accounts and identification numbers and within 90 days following the Closing, to the extent permitted by the banks and credit card provider, Purchaser shall have the right (but not the obligation) to use Sellers’ bank accounts, credit card facilities (including Sellers’ credit card terminals and processor(s), credit card processor coding, Sellers’ identification number(s) and existing bank accounts) for credit card proceeds. In the event that Purchaser elects so to use Sellers’ bank accounts, credit card facilities, Sellers shall process credit card transactions and bank account transactions on behalf of Purchaser and for Purchaser’s account, applying Sellers’ customary practices and procedures. Without limiting the foregoing, Sellers shall cooperate with Purchaser to down-load data from all credit card terminals each day during the 90-day period following the Closing Date and to effect settlement with Sellers’ credit card processor(s), and shall take such other actions necessary to process credit card transactions on behalf of Purchaser under Sellers’ merchant identification number(s). All credit card proceeds and bank account deposits relating to post-Closing transactions will constitute the property of the Purchaser and shall be deposited into accounts designated by Purchaser. All credit card proceeds and bank account deposits relating to pre-Closing transactions will constitute the property of Sellers and shall be deposited into accounts designated by the Company. At Purchaser’s request, Sellers shall cooperate with Purchaser to establish bank accounts and merchant identification numbers under Purchaser’s name to enable Purchaser to process all bank account transactions and credit card proceeds for Purchaser’s account. Sellers shall not be responsible for and Purchaser shall reimburse Sellers for any bank account fees, credit card fees, charges, and chargebacks incurred by Sellers as out of pocket expenses related to Purchaser’s use of the Sellers’ bank accounts or credit card facilities. Purchaser shall indemnify Sellers for all loss, damage, liability, cost or expense resulting from third-party claims arising out of the services provided by Sellers to Purchaser under this Section 7.7, other than any loss, damage, liability, cost or expense resulting from the gross negligence, willful misconduct or fraud on behalf of Sellers. Sellers shall indemnify Purchaser for all loss, damage, liability, cost or expense resulting from third-party claims arising out of Sellers’ use of the credit card and bank accounts and numbers described in this Section 7.7 during the same time period described herein, other than any loss, damage, liability, cost or expense resulting from the gross negligence, willful misconduct or fraud on behalf of Purchaser. This Section 7.7 shall not be interpreted to allow Purchaser to establish new GECC credit accounts under Sellers’ agreement with GECC for Purchaser’s customers buying Purchased Inventory after the Closing Date.

     7.8 Cooperation with Wind-Down and Transition.

          (a) From and after the Closing Date, Purchaser shall use commercially reasonable efforts to make the Transferred Employees who, prior to the Closing, principally provided any Services and Systems reasonably available to the Company for the purpose of providing such Services and Systems for the purposes of assisting the administration of the liquidation of the inventory located in the GOB Locations and winding down the estate under the Bankruptcy Code in accordance with the Transition Services Agreement in the form of Exhibit F hereto (“Transition Services Agreement”). “Services and Systems” is defined in the Transition Services Agreement.

          (b) From and after the date hereof, Sellers shall use commercially reasonable efforts to make available the Employees that (i) are not Transferred Employees and (ii) are retained by Sellers after the Closing Date available to Purchaser for the purposes of transitioning the Business and the Purchased Assets to Purchaser and as necessary for Purchaser to effectively provide the Administrative Services for Sellers, as more fully described in the Transition Services Agreement.

     7.9 Gift Cards; Store Credits. Purchaser will accept (i) Sellers’ gift cards and store credits issued by Sellers prior the Closing Date and (ii) customer returns of merchandise inventory sold at any Going Concern Location prior to the Closing Date. Purchaser shall not seek reimbursement from Sellers for any such gift cards, store credits or merchandise returns.

     7.10 Extension. Sellers shall [use its best efforts to] obtain an order of the Bankruptcy Court extending the time to assume or reject the real estate leases for the Going Concern Locations pursuant to 11 U.S.C. 365(d)(4) from July 31, 2005 to and through September 30, 2005.

     7.11 Waiver of Prepayment Penalty Proceeds.

          (a) Reference is hereby made to that certain Debtor In Possession Loan and Security Agreement, dated as of January 14, 2005 (as amended, the “Credit Agreement”), among the Company and certain of its Subsidiaries, the lenders who may be party thereto from time to time, Wells Fargo Retail Finance, LLC, as administrative agent, National City Business Credit, Inc., as documentation agent, and General Electric Capital Corporation (“GECC”), as syndication agent, Mark Wattles Enterprises, LLC, a Delaware limited liability company, as the Tranche C Lender (as defined in the Credit Agreement) and the holder of the Tranche C Loan (as defined in the Credit Agreement), hereby waives, effective as of the Closing, (i) the requirement in Section 2.4(c) of the Credit Agreement that the Borrowers (as defined therein) pay to the Tranche C Lender the Tranche C Early Termination Fee (as defined in the Credit Agreement) and (ii) the requirement in Section 2.4(d) of the Credit Agreement that the Borrowers pay to the Tranche C Lender the Tranche C Interest (as defined in the Credit Agreement) for the period from the Closing Date through and including April 20, 2005. From and after April 21, 2005, the Tranche C Interest shall accrue and be payable in accordance with the Credit Agreement.

          (b) Each of the waivers by the Tranche C Lender set forth in this Section 7.11 is conditioned upon the Closing hereunder occurring on or before April 20, 2005 and shall terminate and be of no further force and effect if the Closing does not occur on or before April 20, 2005. Except for the specific waivers expressly set forth in this Section 7.11, by execution of this Agreement the Tranche C Lender has not waived, and does not hereby waive, any rights or remedies it now has under the Credit Agreement or under any other Loan Document (as defined in the Credit Agreement) or any additional rights or remedies it may have as a result of any breach of any of the Loan Documents resulting from or in any way related to the sale of the Purchased Assets hereunder. Except for the specific waivers expressly set forth in this Section 7.11, the terms, provisions, conditions and covenants of the Credit Agreement and the other Loan Documents remain in full force and effect and are hereby ratified and confirmed, and the execution, delivery and performance of this Agreement shall not in any manner operate as a waiver of, consent to or amendment of any other term, provision, condition or covenant of the Credit Agreement or any other Loan Document

     7.12 Cooperation with Lenders. Prior to and after the Closing Date, Sellers shall cooperate in any commercially reasonable manner reasonably requested by Purchaser in order to assist Purchaser in obtaining financing prior to or after the Closing Date, including, without limitation, making their accounting and management personnel reasonably available to respond to reasonable inquiries from the agent or any lender in connection with any proposed financing to Purchaser; provided, however, that the foregoing shall not in any way impose any obligation on any Seller or any of their respective Affiliates, agents or representatives to prepare any financial statements not prepared by Sellers in the ordinary course.

     7.13 Books and Records. Following the Closing, Purchaser shall permit Sellers and their authorized representatives, during normal business hours and upon reasonable notice, to have reasonable access to, and examine and make copies of, all Books and Records which relate to transactions or events occurring prior to the Closing. Purchaser agrees that it shall retain all such Books and Records for a period of five (5) years following the Closing, or for such longer period following the Closing as may be required by applicable Law. Notwithstanding the foregoing, none of such Books and Records may be destroyed by Purchaser unless Purchaser sends to Sellers written notice of its intent to destroy such Books and Records, specifying in reasonable detail the contents of the records to be destroyed; such Books and Records may then be destroyed after the 30th calendar day following such notice unless Sellers notify Purchaser that Sellers desire to obtain possession of such records, in which event Purchaser shall transfer the records to Sellers and Sellers shall pay all reasonable expenses of Purchaser in connection therewith.

ARTICLE VIII

EMPLOYEES AND EMPLOYEE BENEFITS

     8.1 Transferred Employees.

          (a) Purchaser shall offer employment effective as of the Closing to all of the Employees on the Closing Date whose principal place of business is any Going Concern Location or the Company’s corporate headquarters (the “Affected Employees”) other than those Affected Employees identified on the list previously provided to Sellers and signed by Purchaser or one of its representatives, and Sellers shall, effective as of the Closing Date, terminate the employment of all such Employees to whom Purchaser has made an offer. All employees who accept Purchaser’s offer of employment are referred to herein as the “Transferred Employees.”

          (b) Purchaser shall not be responsible for any costs, obligations or liabilities that may result from (i) the transfer or termination of employment or engagement by any Seller on or before the Closing Date of any Affected Employee or (ii) the transfer or termination of employment or engagement at any time by any Seller of any Employee or contractor that is not an Affected Employee, and Sellers shall be responsible for all such costs, obligations and liabilities, including, but not limited to, liabilities under any severance plans, policies or practices applicable to Employees or contractors providing services to any Seller.

          (c) For a period of 90 days after the Closing Date, Purchaser shall not engage in any conduct that would result in an employment loss for any Transferred Employee without fully complying with the WARN Act. Purchaser shall include in its determination of any liability or obligation under the WARN Act any employment losses effectuated by Sellers within the 90-day period prior to any action taken by Purchaser that could trigger WARN Act obligations or liability. Prior to the Closing Date, Sellers shall provide Purchaser with a list of all former employees of any Going Concern Location or the Company’s corporate headquarters who have experienced an employment loss and the date of each such employment loss within the 90-day period prior to the Closing Date. The obligations set forth in this Section 8.1(c) shall be treated as a surviving covenant under the second sentence of Section 11.7.

          (d) Except as described in the Transition Services Agreement, following the Closing, Sellers shall not be responsible for any costs, obligations or liabilities that may result from the employment, transfer or termination of employment by or engagement by Purchaser of any Transferred Employee, and Purchaser shall be responsible for all such costs, obligations and liabilities.

     8.2 Employee Benefits.

          (a) Sellers have paid and, during the shorter of (a) 90 days following the Closing Date or (b) the date on which the liquidation of the GOB Locations is completed, Sellers will continue to pay (i) the cost of all self-insured or Seller funded employee benefit programs for, and all casualty, liability, workers’ compensation and other insurance premiums for, employees that are not Transferred Employees and whose principal place of business is any GOB Location, including health and medical benefits and insurance and all proper claims made or to be made in accordance with such programs. Sellers shall maintain and, to the extent permitted by law and any applicable Contracts, permit Transferred Employees to continue to participate in the Employee Plans for up to 30 days after the Closing Date, unless the Parties mutually agree otherwise. Purchaser will reimburse Sellers not less frequently than monthly for any out-of-pocket costs incurred by Sellers arising from or relating to the participation of such Transferred Employees in such Employee Plans. If requested by Purchaser, Sellers shall use reasonable efforts to assist Purchaser in establishing comparable plans for the Transferred Employees before the end of such 30-day period.

          (b) Effective no later than the 30th day following the Closing Date, Purchaser shall cause each Transferred Employee then employed by Purchaser who was covered under the Employee Plans immediately prior to the Closing Date to be covered under employee benefit plans, programs and arrangements maintained or established by Purchaser or its Affiliates (the “Purchaser Plans”). The Purchaser Plans shall recognize each Transferred Employee’s prior service that is recognized under the Employee Plans (including prior service with predecessor employers to the extent such prior service is recognized under the Employee Plans) for eligibility and vesting purposes and, in the case of vacation or severance benefits, for purposes of determining the amount of benefits.

          (c) Subject to Purchaser’s reimbursement obligation described in Section 8.2(a) above, Sellers shall be and remain responsible for all liabilities, responsibilities and obligations of any Seller under all Employee Plans of any Seller and its Affiliates.

ARTICLE IX

CONDITIONS TO CLOSING

     9.1 Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law): .

          (a) Each representation and warranty of each Seller contained in this Agreement shall be true and correct (in the case of representations and warranties qualified as to materiality or Material Adverse Effect) or true and correct in all material respects (in the case of representations and warranties that are not so qualified) as of the Closing Date with the same effect as though made on the Closing Date;

          (b) Each Seller shall have complied on or before the Closing Date in all material respects with each of the covenants and agreements of Sellers contained in this Agreement to be performed on or before the Closing Date;

          (c) Sellers shall have delivered, or caused to be delivered, to Purchaser all of the items set forth in Section 4.2;

          (d) there shall not be in effect any Order by a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and

          (e) the Bankruptcy Court shall have entered the Sale Order, which shall not have been stayed, modified, amended, dissolved, revoked or rescinded without Purchaser’s consent.

     9.2 Conditions Precedent to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Sellers in whole or in part to the extent permitted by applicable Law): .

          (a) Each representation and warranty of Purchaser contained in this Agreement shall be true and correct (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects (in the case of representations and warranties that are not so qualified) as of the Closing Date with the same effect as though made on the Closing Date;

          (b) Purchaser shall have complied on or before the Closing Date in all material respects with each of its covenants and agreements contained in this Agreement to be performed on or before the Closing Date;

          (c) Purchaser shall have delivered, or caused to be delivered, to Sellers all of the items set forth in Section 4.3;

          (d) there shall not be in effect any Order by a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and

          (e) the Bankruptcy Court shall have entered the Sale Order.

ARTICLE X

TAXES

     10.1 Transfer Taxes. Purchaser and Seller shall each be responsible for (and shall indemnify and hold harmless the other party and their directors, officers, employees, Affiliates, agents, successors and permitted assigns against) 50% of any sales, use, stamp, documentary stamp, filing, recording, transfer or similar fees or taxes or governmental charges (including any interest and penalty thereon) applicable to the transfer of the Purchased Assets pursuant to this Agreement (“Transfer Taxes”). To the extent that any Transfer Taxes are required to be paid by Sellers (or such Transfer Taxes are assessed against Seller), Purchaser shall promptly reimburse Sellers, as applicable, for 50% of such Transfer Taxes. Sellers and Purchaser shall cooperate and consult with each other prior to filing any Tax Returns in respect of Transfer Taxes; provided, however, Sellers may initially pay any Transfer Taxes (50% of which Purchaser shall promptly reimburse Sellers) and, thereafter, in reliance on Section 1146(c) of the Bankruptcy Code (if applicable) apply for a refund (50% of which refund shall be remitted to the Purchaser to the extent such Transfer Taxes were previously reimbursed by Purchaser). Sellers and Purchaser shall cooperate and otherwise take commercially reasonable efforts to obtain any available exemptions from, reductions in, and refunds for, Transfer Taxes.

     10.2 Responsibility For All Other Taxes. The Seller shall be responsible and liable for, and shall indemnify and hold the Purchaser and its affiliates harmless from any Taxes relating or attributable to, or resulting from, the ownership or operation of the Business or the Purchased Assets during any taxable periods (or portions thereof) ending on or before the Closing Date. The Purchaser shall be responsible and liable for, and shall indemnify and hold the Seller and its affiliates harmless from any Taxes relating or attributable to, or resulting from, the ownership or operation of the Purchased Assets during any taxable periods (or portions thereof) beginning after the Closing Date. In the case of any taxable period that begins before and ends after the Closing Date, the amount of Taxes which are allocable to the portion of the taxable period ending on the Closing Date (the “Pre-Closing Period”), and the amount of Taxes which are allocable to the portion of the taxable period beginning the day after the Closing Date (the “Post Closing Period”), shall be determined (i) in the case of real or personal property, ad valorem or similar Taxes, by prorating and allocating such Taxes on a per diem basis and (ii) in the case of all other Taxes, by assuming that the Pre-Closing Period and the Post-Closing Period are each separate taxable periods and by taking into account the actual taxable events (e.g., accrual of income and deduction, period in which assets were owned, etc.) that occurred during each such period.

     10.3 Purchase Price Allocation. No later than 30 days prior to the due date thereof, Purchaser shall prepare and deliver to Sellers copies of Form 8594 and any required exhibits thereto (the “Asset Acquisition Statement”) allocating the purchase price (including the Assumed Liabilities) among the Purchased Assets. Purchaser shall prepare and deliver to Sellers from time to time revised copies of the Asset Acquisition Statement (the “Revised Statements”) so as to report any matters on the Asset Acquisition Statement that need updating (including purchase price adjustments, if any) consistent with the agreed upon allocation. The purchase price for the Purchased Assets shall be allocated in accordance with the Asset Acquisition Statement or, if applicable, the last Revised Statements, provided by Purchaser to Seller, and all income Tax Returns and reports filed by Purchaser and Sellers shall be prepared consistently with such allocation; provided, however, that the amount of the Purchase Price allocated to the Core Purchased Inventory by the Asset Acquisition Statement or any Revised Statements shall in no event be less than the Core Purchased Inventory Value multiplied by 0.756.

ARTICLE XI

MISCELLANEOUS

     11.1 No Admission of Liability. It is understood and agreed by the parties that the Release and this Agreement represent a settlement and compromise of disputed claims and neither the Release nor this Agreement itself, any of the payments or covenants described herein, nor anything else connected with the Release or this Agreement is to be construed as an admission of liability.

     11.2 Expenses. Except as otherwise provided in this Agreement, each of Sellers on one hand and Purchaser on the other hand shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

     11.3 Injunctive Relief. Damages at law may be an inadequate remedy for the breach of any of the covenants, promises and agreements contained in this Agreement, and, accordingly, any Party hereto shall be entitled to seek injunctive relief with respect to any such breach, including without limitation specific performance of such covenants, promises or agreements or an order enjoining a party from any threatened, or from the continuation of any actual, breach of the covenants, promises or agreements contained in this Agreement. The rights set forth in this Section 11.3 shall be in addition to any other rights which a Party may have at law or in equity pursuant to this Agreement.

     11.4 Submission to Jurisdiction; Consent to Service of Process.

          (a) Without limiting any Party’s right to appeal any order of the Bankruptcy Court, (i) the Bankruptcy Court shall retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the transactions contemplated hereby, and (ii) any and all proceedings related to the foregoing shall be filed and maintained only in the Bankruptcy Court, and the Parties hereby consent to and submit to the jurisdiction and venue of the Bankruptcy Court and shall receive notices at such locations as indicated in Section 11.10; hereof. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Notwithstanding the foregoing, if the Bankruptcy Case has closed, the Parties agree to submission to arbitration in Dallas, Texas and any such claims or disputes shall be resolved in accordance with the commercial arbitration rules of the American Arbitration Association then in effect by a single arbitrator mutually selected by the Parties. Any judgment upon an award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof.

          (b) Each of the Parties hereby consents to process being served by any Party in any suit, action or proceeding by delivery of a copy thereof in accordance with the notice provisions below.

     11.5 Waiver of Right to Trial by Jury. Each Party to this Agreement waives any right to trial by jury in any action, matter or proceeding regarding this Agreement or any provision hereof.

     11.6 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto), the Seller Documents and Purchaser Documents represent the entire understanding and agreement between the Parties with respect to the subject matter hereof This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

     11.7 No Survival of Representations and Warranties. The Parties hereto agree that the representations and warranties contained in this Agreement shall not survive the Closing hereunder, and none of the Parties shall have any liability to each other after the Closing for any breach thereof. The Parties agree that the covenants contained in this Agreement to be performed at or after the Closing shall survive the Closing hereunder, and each Party hereto shall be liable to the other after the Closing for any breach thereof.

     11.8 No Consequential Damages. Notwithstanding anything to the contrary elsewhere in this Agreement, no party shall, in any event, be liable to any other Person for any consequential, incidental, indirect, special or punitive damages of such other Person, including loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity relating to the breach or alleged breach hereof.

     11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed in such State.

     11.10 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision): .

     If to any Seller, to:

Ultimate Electronics, Inc.
321 West 84th Avenue, Suite A
Thornton, Colorado 80260
Facsimile: (303) 412-2502
Attn: David Carter

With a copy (which shall not constitute effective notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
10th & King Street, 7th Floor

Wilmington, DE 19801
Facsimile: (302) 651-3001
Attn: Gregg Galardi, Esq.

And

Haynes & Boone LLP
901 Main St.
Suite 3100
Dallas, TX 75202-3789
Facsimile: (214) 651-5940
Attn.: Mark X. Mullin, Esq.
Robin E. Phelan, Esq.

     If to Purchaser, to:

Ultimate Acquisition Partners, L.P.
321 West 84th Avenue, Suite A
Thornton, Colorado 80260
Facsimile: (303) 412-2502
Attn: Mark J. Wattles

With a copy (which shall not constitute effective notice) to:

Baker Botts L.L.P
2001 Ross Avenue
Dallas, Texas 75201
Facsimile: (214) 661-4727
Attn: Jack L. Kinzie, Esq.

     11.11 Super Priority Claims. All amounts, if any, that become payable by any Seller pursuant to this Agreement or related transactional documents shall be a super priority administrative claim in the Bankruptcy Cases as provided in Sections 503(b)(1), 507 and 364(c)(1) of the Bankruptcy Code, senior to all other such claims against the Debtors and their estates except for the DIP Super-Priority Claim and the Pre-Petition Super-Priority Claims (each as defined in the Final DIP Order dated March 4, 2005, as amended).

     11.12 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

     11.13 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment of this Agreement or of any rights or obligations hereunder may be made by Sellers or Purchaser (by operation of law or otherwise) without the prior written consent of the other Parties hereto and any attempted assignment without the required consents shall be void; provided, however, that Purchaser may assign this Agreement and its rights and obligations hereunder to any Affiliate. No assignment of any obligations hereunder shall relieve the Parties hereto of any such obligations. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

     11.14 Third-Party Beneficiaries. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the Parties hereto and their respective successors and permitted assigns and no Person (including any Person claiming any rights under or relating to any employee benefit plan, program, practice or arrangement) shall be deemed a third-party beneficiary under or by reason of this Agreement.

     11.15 Brokers. Each Seller and Purchaser shall each be solely responsible for all fees, expenses and other costs payable to, or incurred by, brokers, finders or financial advisors that have acted for such Party in connection with this Agreement or the transactions contemplated hereby, including any brokerage fee, finder’s fee or commission in respect thereof.

     11.16 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

* * * * *

     IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

PURCHASER:

ULTIMATE ACQUISITION PARTNERS, L.P.

By:	Ultimate Acquisition LLC
Its:	General Partner

	By:	/s/ MARK J. WATTLES

	Name:	Mark J. Wattles
	Title:	Member

SELLERS:

ULTIMATE ELECTRONICS, INC.

By:	/s/ DAVID A. CARTER

Name:	David A. Carter

Title:	Chief Financial Officer

FAST TRAK INC.

By:	/s/ KATHRYN R. LOCKHART

Name:	Kathryn R. Lockhart

Title:	Secretary

ULTIMATE INTANGIBLES CORP.

By:	/s/ KATHRYN R. LOCKHART

Name:	Kathryn R. Lockhart

Title:	Secretary

ULTIMATE LEASING CORP.

By:	/s/ KATHRYN R. LOCKHART

Name:	Kathryn R. Lockhart

Title:	Secretary

ULTIMATE ELECTRONICS PARTNERS CORP.

By:	/s/ KATHRYN R. LOCKHART

Name:	Kathryn R. Lockhart

Title:	Secretary

Signature Page to Asset Purchase Agreement

ULTIMATE ELECTRONICS LEASING LP

By:	Ultimate Leasing Corp.
Its:	General Partner

By:	/s/ KATHRYN R. LOCKHART

Name:	Kathryn R. Lockhart

Title:	Secretary

ULTIMATE ELECTRONICS TEXAS LP

By:	Ultimate Electronics, Inc.
Its:	General Partner

By:	/s/ DAVID A. CARTER

Name:	David A. Carter

Title:	Chief Financial Officer

Mark Wattles Enterprises, LLC executes and delivers this Agreement solely for the purpose of evidencing its agreement to be bound by Section 7.11 of this Agreement only:

MARK WATTLES ENTERPRISES, LLC

By:	/s/ MARK J. WATTLES

Name:	Mark J. Wattles
Title:	President

Signature Page to Asset Purchase Agreement